

August 25, 2022

Chandan Basho
Interim Chief Financial Officer
Apollo Medical Holdings, Inc.
1668 S. Garfield Avenue, 2nd Floor
Alhambra, California 91801

> **Re: Apollo Medical Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-37392**

Dear Mr. Basho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis
Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 59

1. Regarding your non-GAAP measure "Adjusted EBITDA" presented here and in your Form 10-Q's and earnings releases furnished in Form 8-K's, please address for us, with a view to improved disclosure, the following adjustments:
   - Itemize for us the items comprising "Other expense (income)." We note the amount for 2020 and all of the amounts in the June 30, 2022 Form 10-Q for this adjustment are as reported in the statement of income but the amount for 2021 is not. Additionally, clarify for us what note (1) to the amount for 2021 represents and consists of.
   - Tell us why the amount for "Unrealized loss on investments" for 2021 is more than the amount reported in the statement of income.
   - Tell us why "Gain on sale of equity method investment" does not include the amount

        reported in the statement of income for 2021.

- Tell us the nature of the "Provider bonus payments." Tell us your consideration as to whether these bonus payments are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
- It appears from your disclosures that some of your consolidated revenue is generated from "excluded assets." In connection with "APC excluded assets costs," tell us your consideration of adjusting for such revenues and any other income from these assets that you reported.
- In regards to "Net loss adjustment for recently acquired IPA's," tell us how you define the term "recently acquired" and your basis for the adjustment.

Liquidity and Capital Resources, page 60

2. Your discussion of cash flows from operating activities on page 60 appears to be a recitation of the items presented in your statement of cash flows of how the amount of operating cash flow was derived for each period. Your discussion also refers to noncash items that do not impact cash. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash changed between periods presented. This includes discussing material underlying factors, particularly in regard to changes in working capital/operating assets and liabilities between periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise your disclosure as appropriate.

Notes to Consolidated Financial Statements
18. Variable Interest Entities (VIEs), page 124

3. Please tell us your consideration of disclosing your schedule of "Excluded Assets" within the notes to your Consolidated Financial Statements. Refer to ASC 810-10-50-2AA(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services